The Law Firm of

Christen Lambert

2920 Forestville Rd., Ste 100 PMB 1155 — Raleigh, North Carolina 27616 — Phone: 919-473-9130
E-Mail: christen@christenlambertlaw.com Web: christenlambertlaw.com

November 22, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549

Re: BlackStar Enterprise Group, Inc.

Registration Statement on Form S-1

Filed July 16, 2021

File No. 333-257978

To Whom it May Concern:

Below are our responses to the comments made regarding BlackStar Enterprise Group, Inc.’s Registration Statement on Form S-1 (File No. 333-257978) in a letter dated August 13, 2021.

Item 9. Description of Securities, page 23

1.	We note the disclosure on page 25 and elsewhere that “BlackStar Digital Equity is a digitally evidenced share of BlackStar common stock holding the same characteristics as securities evidenced by a paper certificate which has been transmitted and protected by cryptographic protocols.” Please clarify if true that no BlackStar Digital Equity currently exists and clarify that the BlackStar common shares subject to the transactions registered on this registration statement are not “Digital Shares” or “BlackStar Digital Equity” and disclose whether these currently offered common shares are in certificated or book-entry form.

ANSWER: BlackStar Digital Equity does not currently exist and shares currently represented on this registration statement are not Digital Shares or BlackStar Digital Equity. The currently offered common shares are not in certificated or book-entry form, as they are shares underlying convertible promissory notes and have yet to be converted into either certificated or book-entry form but will likely be in book-entry form. An additional subsection called “Digital Shares” has been added to Item 9 to further describe the digital shares.

2.	Please advise whether in the future you plan to issue Digital Shares and BlackStar Digital Equity in lieu of the current form of your common shares, whether this will be a choice of the stockholder and whether non-digital equity shares will be mandatorily converted to Digital Shares.

ANSWER: Please see the additional subsection called “Digital Shares” added to Item 9 for clarification of the future plans for Digital Shares.

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Item 11. Information with Respect to the Registrant

a. Description of Business

Current Business, page 30

3.	Please revise to clarify precisely where you are in these areas of your business, including the associated funding and anticipated timeframe to completion:

• development of your software,

• designing and building the peer-to-peer BlackStar Digital Trading Platform,

• platform operations,

• building platforms for subscribers,

• obtaining subscriber companies and

• expansion into the blockchain industry.

ANSWER: Please find more detailed disclosure of the current status under Current Business, subheading “Current Status of BDTP.”

4.	Please clarify where you are in your search to partner with a “broker-dealer, clearing firm, existing ATS, or other trading system in order to begin providing trading of registered BEGI shares.”

ANSWER: Please find more detail about the current status under Current Business, subheading “Current Status of BDTP.”

5.	Revise to explain why you are registering as an Alternative Trading System and why you would do so if you are partnering with a broker-dealer. Include a description of the approvals required for a broker-dealer that may partner with you.

ANSWER: We would like to clarify that at this time, we are not registering as an ATS. Our first course of action to bring the BDTP to market is to partner with a broker-dealer or existing ATS. The disclosure that we made that we may be required to register as an ATS has been amended to clarify that this would only happen if we were unable to partner with an existing ATS or broker-dealer. Please see the expanded explanation in “Regulatory Challenges.”

6.	Revise to clarify the different platforms you are building or plan to build.

ANSWER: The Company has developed one platform with multiple features – the BlackStar Digital Trading Platform (“BDTP”) – and after going live with BDTP, the Company will offer the secondary subscription service to other publicly traded companies. Our core platform will be customized with an interface for each subscriber’s unique publicly traded entity. We have added a clarification under the “BlackStar Digital Trading Platform” and further details on page 31 to that effect.

7.	Please eliminate the statement on page 31 regarding FinHub staff providing you “regulatory guidance” and a “recommendation to apply for Alternative Trading System (“ATS”) status,” as FinHub does not provide regulatory guidance or give recommendations.

ANSWER: The Company participated in a virtual meetup offered by SEC FinHub staff to “discuss general issues, specific questions, or make presentations about their work.” FinHub used the meetups as an ongoing effort “to help inform regulatory approaches and engage on particular projects and issues.” While the Company was aware that the suggestions and discussion were non-binding and non-specific, the takeaway at the time was the SEC’s general position regarding similar products and services needed to be registered ATS’s. The S-1/A has been revised to remove the FinHub references.

8.	Under "Regulatory Challenges" on page 32 or another appropriate place, substantially revise to disclose in much greater detail the regulatory regimes, requirements and associated timelines that apply to you, your proposed businesses and your proposed platforms.

ANSWER: Please see the additions to the “Regulatory Challenges” section beginning on page 33.

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9.	Also, please advise us supplementally of what steps have been taken pursuant to the statement on page 44 that “BlackStar intends to seek input from various regulatory agencies and OTC Markets on the functionality and application of the BDTP over the next several months.” Clarify in your response which agencies and markets you will or have contacted and the results. Update the disclosure as appropriate.

ANSWER: BlackStar anticipates that in the process of taking BDTP live (i.e., partnering with an ATS and working with broker dealers and clearing firms), FINRA, the SEC, and OTC Markets may have questions, concerns, suggestions, etc., and the Company is open to working through those issues, questions, and concerns in order to bring a compliant platform to market. BlackStar has not reached out to any regulatory entity specifically, except the aforementioned FinHub discussion and a broad discussion with individuals at OTC Markets prior to the platform design. Without certainty as to our ATS partnership, it is difficult to determine when these issues may arise, but the Company is committed to addressing concerns and believes that the fundamental basis of the platform will add to the tools that investors can use. We have added additional language on page 46 to provide further clarification.

We hope these revisions and responses satisfy your comments.

Sincerely,

/s/ Christen P. Lambert

Christen P. Lambert

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